INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position	3
Interim Condensed Consolidated Statements of Comprehensive (Loss)/Income	4
Interim Condensed Consolidated Statements of Changes in Equity	5
Interim Condensed Consolidated Statements of Cash Flow	6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information	7
2. Basis of preparation	7
3. Summary of significant accounting policies, judgments and estimates	8
4. Subsidiaries	9
5. Cash and cash equivalents	9
6. Advances and accounts receivable	9
7. Related party transactions	10
8. Prepaid expenses and deposits	11
9. Put options	11
10. Inventories	11
11. Investment	12
12. Property, plant and equipment	13
13. Exploration and evaluation assets	14
14. Mine under construction	15
15. Accounts Payable and Accrued Liabilities	15
16. Deferred Revenue	15
17. Bank loans	15
18. Employee retention allowance	16
19. Provision for closure and reclamation	16
20. Long-term debt	17
21. Preference shares	18
22. Share capital	20
23. Share-based payments	21
24. Commitments and contingencies	24
25. Segmented reporting	24
26. Production costs	27
27. General and administrative expenses	27
28. Financial risk management objectives and policies	28
29. Non-cash transactions	32

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	June 30, 2014	December 31, 2013
		$	$
Assets
Current Assets
Cash and cash equivalents	5	6,460	4,452
Advances and accounts receivable	6	9,262	8,821
Due from related parties	7b	168	63
Prepaid expenses and deposits	8	5,932	8,446
Put options	9	18	-
Inventories	10	27,441	31,936
Total Current Assets		49,281	53,718

Non-Current Assets
Investment	11	865	1,267
Property, plant and equipment	12	305,814	312,105
Exploration and evaluation	13	124,797	117,740
Mine under construction	14	380,405	337,203
Total Non-Current Assets		811,881	768,315

Total Assets		861,162	822,033

Liabilities and Shareholders' Equity
Current Liabilities
Bank indebtedness		6,291	491
Accounts payable	15	69,404	65,197
Accrued liabilities	15	13,114	11,291
Deferred revenue	16	10,000	17,369
Bank loans	17	22,925	29,250
Due to related parties	7b	824	635
Employee retention allowance	18	3,126	2,777
Total Current Liabilities		125,684	127,010

Non-Current Liabilities
Provision for closure and reclamation	19	4,473	4,218
Long-term debt	20	160,827	158,599
Bank loans	17	13,066	13,250
Preference shares	21	69,403	27,972
Total Non-Current Liabilities		247,769	204,039

Total Liabilities		373,453	331,049

Shareholders' Equity
Share capital	22	518,615	518,615
Warrants	20, 22b	13,356	13,356
Contributed surplus	23	42,133	41,793
Accumulated other comprehensive income		-	(87)
Deficit		(86,395)	(82,693)
Total Shareholders' Equity		487,709	490,984
Total Liabilities and Shareholders' Equity		861,162	822,033

Commitments	24	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding	22	252,101	252,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
		$	$	$	$
Operating Revenue		26,534	24,484	56,973	57,653

Operating Expenses
Production costs	26	(15,432)	(15,265)	(35,135)	(31,740)
Depletion and depreciation	12	(6,545)	(6,686)	(10,936)	(12,426)
Total mine operating expenses		(21,977)	(21,951)	(46,071)	(44,166)

Gross earnings from operations		4,557	2,533	10,902	13,487

Other Expenses
General and administrative	27	(3,424)	(5,398)	(5,194)	(7,233)
Share-based payments	23	(174)	(921)	(235)	(2,600)
Transaction costs	21	(306)	(2,282)	(1,210)	(2,282)
Foreign exchange gain/(loss)		(39)	(638)	(31)	(431)
Interest and bank expenses	17, 19, 20	(1,954)	(1,094)	(3,638)	(2,450)
Interest income		2	101	4	101
Dividends on preferred shares	21	(1,468)	(697)	(2,205)	(697)
Net loss from operations		(2,806)	(8,396)	(1,607)	(2,105)

Loss on disposal of property, plant and equipment	12	-	-	-	(1)
Share of loss from investment in associate	11	(12)	(31)	(29)	(52)
Dilution gain/(loss) from investment in associate	11	-	(74)	-	(74)
Gain on investment, net of loss on disposition	11	48	-	48	-
(Loss)/Gain on change in fair value of derivative financial instruments	9, 21	(228)	5,447	(2,114)	5,447

(Loss)/income for the period		(2,998)	(3,054)	(3,702)	3,215

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign
investment in associate	11	28	(46)	(23)	(78)
Total comprehensive (loss)/income for the period		(2,970)	(3,100)	(3,725)	3,137

(Loss)/Income per share, basic		(0.01)	(0.01)	(0.01)	0.01
(Loss)/Income per share, diluted	22c	(0.01)	(0.01)	(0.01)	0.01

Weighted average number of common shares outstanding
Basic	22c	252,101	238,304	252,101	220,194
Diluted	22c	252,101	238,304	252,101	220,194

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number of
	Notes	common				Currency		Total
		shares			Contributed	Translation		Shareholder's
		(in	Amount	Warrants	Surplus	Adjustment	Deficit	Equity
		thousands)	$	$	$	$	$	$
Balance at January 1, 2013		201,882	456,738	13,252	37,610	8	(84,323)	423,285
Net income for the period		-	-	-	-	-	3,215	3,215
Issued common shares	22	50,219	61,955	-	-	-	-	61,955
Issued broker warrants	22b	-	-	104	-	-	-	104
Share-based payments	23	-	-	-	3,797	-	-	3,797
Foreign currency translation differences of foreign investment in associate	11	-	-	-	-	(78)	-	(78)
Balance at June 30, 2013		252,101	518,693	13,356	41,407	(70)	(81,108)	492,278

Issued common shares	22	-	(78)	-	-	-	-	(78)
Issued broker warrants	22b	-	-	-	-	-	-	-
Share-based payments	23	-	-	-	386	-	-	386
Net loss for the period		-	-	-	-	-	(1,585)	(1,585)
Foreign currency translation differences of foreign investment in associate	11	-	-	-	-	(17)	-	(17)
Balance at December 31, 2013		252,101	518,615	13,356	41,793	(87)	(82,693)	490,984

Issued common shares	22	-	-	-	-	-	-	-
Issued broker warrants	22b	-	-	-	-	-	-	-
Share-based payments	23	-	-	-	354	-	-	354
Investment	11				(14)	110	-	96
Net loss for the period		-	-	-	-	-	(3,702)	(3,702)
Foreign currency translation differences of foreign investment in associate	11	-	-	-	-	(23)	-	(23)
Balance at June 30, 2014		252,101	518,615	13,356	42,133	-	(86,395)	487,709

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
		$	$	$	$
Cash flows from operating activities
Net (loss)/income for the period		(2,998)	(3,054)	(3,702)	3,215
Adjustments to reconcile net (loss)/income to net cash provided by (used in) operating activities
Deferred revenue	16	-	-	(7,369)	-
Depletion and depreciation	12	6,562	6,698	10,967	12,451
Unrealized foreign exchange gain		72	1,063	(9)	1,030
Share of loss from investment in associate	11	12	31	29	52
Share based payments	23	174	921	235	2,600
Employee retention reserve	18	83	218	238	218
Interest expense excluding bank charges		1,167	-	3,253	-
Transaction costs	21	-	653	-	1,974
Fair value of derivative financial instruments	9, 21	228	(5,447)	2,114	(5,447)
Fair value of investment	11	440	-	440	-
Accretion on closure and reclamation	19	155	-	310	32
Loss on disposal of property, plant and equipment	12	-	-	-	1
Gain on dilution	11	-	74	-	74
Interest paid	17, 19, 20	(362)	-	(2,134)	(1,024)
Interest received		2	-	4	-
Changes in non-cash working capital		-
Advances and accounts receivable		(28)	(578)	(440)	(1,302)
Due from related parties		(30)	(5)	(106)	(4)
Prepaid expenses and deposits		(95)	(6,974)	1,812	(8,321)
Inventory		276	(2,237)	4,495	(3,786)
Accounts payable		8,432	(1,797)	8,303	2,250
Accrued liabilities		2,001	4,098	(2,710)	1,535
Employee retention allowance	18	(9)	(77)	(62)	(64)
Due to related parties		216	305	194	560
Net cash flows provided by (used in) operating activities		16,298	(6,108)	15,862	6,044

Cash flows from investing activities
Acquisition of property, plant, and equipment	12	(4,266)	(10,523)	(8,837)	(19,366)
Expenditures on exploration and evaluation	13	(1,725)	(6,410)	(5,615)	(11,859)
Expenditures on mine under construction, net of pre-production revenue	14	(15,726)	(41,617)	(26,498)	(71,559)
Interest paid	17, 19, 20	(726)	-	(9,096)	(7,654)
Advances from associate	11	-	-	(1)	(5)
Net cash used in investing activities		(22,443)	(58,550)	(50,047)	(110,443)

Cash flows from financing activities
Bank overdraft		2,036	-	5,800	-
Gross proceeds from common share issuances	22	-	66,412	-	66,412
Issuance costs related to common share issuances	22	-	(4,456)	-	(4,456)
Net proceeds from preference share issuances	21	-	32,900	40,000	32,900
Issuance costs related to preference share issuances	21	(306)	(2,178)	(1,210)	(2,178)
Payment of dividends	21	(1,150)	(697)	(1,887)	(697)
Proceeds from bank loans	17	-	-	-	30,000
Repayments of bank loans	17	(4,513)	-	(6,509)	-
Net cash provided by (used in) financing activities		(3,933)	91,981	36,194	121,981

Effect of foreign exchange on cash held in foreign currency		9	(1,434)	(1)	(1,449)
Net (decrease)/increase in cash during the period		(10,973)	25,889	2,008	16,133
Cash and cash equivalents, beginning of the period		17,433	17,293	4,452	27,049
Cash and cash equivalents, end of the period		6,460	43,182	6,460	43,182
Interest Paid	17, 19, 20	1,088	-	11,230	8,678
Dividends Paid	21	1,150	697	1,887	697
Non-cash transactions (Note 29)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2014 and 2013 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL, to now be held under the respective subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited and Twangiza (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month periods ended June 30, 2014, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, which include information necessary to understand the Company’s business and financial statement presentation.

The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was August 14, 2014.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets which are presented at fair value.

The Company incurred a net loss of $3,702 for the six month period ended June 30, 2014 (six month period ended June 30, 2013: net income of $3,215) and as at June 30, 2014 had a working capital deficit of $76,403 (December 31, 2013: $73,292).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may cast significant doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive (loss)/income that might be necessary if the Company was unable to continue as a going concern.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2013, except for those newly applied accounting standards noted below.

a)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were applied as of January 1, 2014:

  IAS 32, “Financial Instruments: Presentation” (amendment);

  IAS 36, “Impairment of Assets” (amendment);

  IAS 39, “Financial Instruments: Recognition” (amendment); and

  IFRIC 21, “Levies” (new)

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) intends to replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard.

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 38 Intangible Assets (“IAS 38”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		Proportion of Beneficial
Name of Subsidiary	Place of Incorporation	Common Share Ownership	Principal Activity
		Interest
Twangiza Mining SARL	Democratic Republic of the Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

	June 30,	December 31,
	2014	2013

Cash	$6,226	$4,121
Cash equivalents	234	331
	$6,460	$4,452

6.	ADVANCES AND ACCOUNTS RECEIVABLE

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $8,845 (December 31, 2013 - $8,453), as well as advances to employees. There is no allowance on the VAT receivables or advances to employees outstanding as at June 30, 2014, as all amounts are expected to be fully recovered.

	June 30,	December 31,
	2014	2013

Other advances	$417	$368
VAT receivable	8,845	8,453
	$9,262	$8,821

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

7. RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a) Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, as at June 30, 2014 and during the three and six month periods ended June 30, 2014 and 2013 were as follows:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Short-term employee benefits	928	1,335	1,575	2,337
Other benefits	17	14	33	39
Employee retention allowance	46	57	92	107
Settlement	-	3,014	-	3,014
	991	4,420	1,700	5,497

As at June 30, 2013 amounts owing in relation to the 2013 settlement comprise of the remainder owing of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure, and is payable over 35 monthly installments of $86.

During the three and six month periods ended June 30, 2014, directors fees of $77 and $169, respectively (three and six month periods ended June 30, 2013 - $64 and $123, respectively) were paid to non-executive directors of the Company.

b)	Other Related Parties

	June 30,	December 31,
	2014	2013
	$	$
Due from related parties	168	63
Due to related parties	824	635

During the three and six month periods ended June 30, 2014, legal fees of $177 and $530, respectively (three and six month periods ended June 30, 2013 - $882 and $1,251), incurred in connection with the Company’s preferred share financing as well as general corporate matters, were paid to a law firm of which one partner was a director of the Company and another law firm of which one partner is a director of a subsidiary of the Company. As at June 30, 2014, the balance of $824 (December 31, 2013 - $575) owing to these legal firms was included in due to related parties in the interim condensed consolidated statements of financial position.

During the three and six month periods ended June 30, 2014, the Company incurred common expenses of $20 and $74, respectively (three and six month periods ended June 30, 2013 - $15 and $83, respectively) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2014, an amount of $99 (December 31, 2013 – $60 due to related parties) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six month periods ended June 30, 2014, the Company incurred no common expenses (three and six month periods ended June 30, 2013 - $6 and $66) with Gentor Resources Inc. (“Gentor”), a corporation which had common directors. As at June 30, 2014, an amount of $63 (December 31, 2013 - $63) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three and six month periods ended June 30, 2014, there was no repayment to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo (three and six month periods ended June 30, 2013 - $5). As at June 30, 2014, an amount of $6 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits of $5,932 (December 31, 2013 – $8,446) are comprised of $3,185 (December 31, 2013 - $4,652) of advances to suppliers of Twangiza Mining SARL and $2,043 (December 31, 2013 - $1,503) of prepayments to suppliers of Namoya Mining SARL with the remaining $704 (December 31, 2013 - $2,291) of prepaid expenses and deposits relating to other reporting segments.

9.	PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (“the Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its interim condensed consolidated statement of financial position. As at June 30, 2014, the Company has recognized the Put Options at their fair value of $18 (December 31, 2013 - $nil). For the three and six month periods ended June 30, 2014, a loss of $768 and $683, respectively, was included in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial instruments. The fair value of the Put Options was obtained by using a quoted market price. 29,500 Put Options expired unexercised during the six month periods ended June 30, 2014. As at June 30, 2014, 24,500 Put Options remained unexercised, comprised of 12,000 Put Options with an expiry of July 31, 2014 and 12,500 with an expiry of August 31, 2014.

10.	INVENTORIES

	June 30,	December 31,
	2014	2013
	$	$
Gold bullion	1,082	4,201
Gold-in-process	1,647	1,051
Stockpile ore	1,633	1,094
Parts and supplies inventory	23,079	25,590
	27,441	31,936

During the three and six month periods ended June 30, 2014, the Company recognized $8,839 and $17,148, respectively (three and six month periods ended June 30, 2013 - $7,562 and $14,901) of parts and supplies inventory as an expense.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	INVESTMENT

The Company’s investment in Delrand, which met the definition of an associate of the Company as at December 31, 2013, is classified as a financial asset at fair value through profit or loss as at June 30, 2014, is summarized as follows:

Delrand Resources Limited	June 30, 2014	December 31, 2013

Percentage of ownership interest	7.23%	28.65%
Common shares held	1,539	17,717
Total investment	$865	$1,267

Delrand, a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. In May 2014, the Company disposed of 13,100 common shares of Delrand for proceeds of $488, retaining ownership of 4,617 shares. This disposition reduced the Company's ownership percentage of Delrand from 28.65% to 7.23%, resulting in the Company no longer being able to exert significant influence over Delrand. Upon the disposal of the shares, the Company derecognized the investment in associate, resulting in a loss on disposal of $40, and recognized the balance of the shares as financial assets at fair value through profit or loss. Subsequent to the share disposition, Delrand carried out a 3 to 1 share consolidation, reducing the number of shares owned by the Company from 4,617 to 1,539.

The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at June 30, 2014, is $865 (December 31, 2013 - $1,499). For the three and six month periods ended June 30, 2014, the Company’s share of loss in the results of Delrand was $12 and $29 (three and six month periods ended June 30, 2013 –$31 and $52). For the three and six month period ended June 30, 2014, the Company's fair value gain was $184 and $184 (three and six months period ended June 30, 2013 - $nil and $nil).

The Company’s investment in Delrand is summarized as follows:

Balance at January 1, 2013	$1,459
Share of loss	(80)
Dilution loss	(28)
Repayment of advances	11
Cumulative translation adjustment	(95)
Balance at December 31, 2013	$1,267
Share of loss	(29)
Repayment of advances	(1)
Cumulative translation adjustment	(23)
Balance at May 8, 2014 prior to disposition	$1,214
Transfer of amounts receivable to related party receivables	(5)
Balance at May 8, 2014 prior to disposition	$1,209

Proceeds of disposition	$488
Fair value of 4,617 shares retained on disposition	681
Value of investment in associate prior to disposition	(1,209)
Loss of disposition	(40)
Dereognition of CTA related to investment in associate	(110)
Dereognition of contributed surplus related to investment in associate	14
Fair value gain on shares	184
Gain on investment, net of loss on disposition	$48

Balance at May 8, 2014 upon recognition as FVTPL	$681
Fair value gain on shares	184
Balance as at June 30, 2014	$865

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

12.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at January 1, 2013	63,651	266,876	330,527
Additions	26,413	10,307	36,720
Disposals	-	(587)	(587)
Balance at December 31, 2013	90,064	276,596	366,660
Additions	7,162	1,657	8,819
Transfers	-	-	-
Disposals	-	-	-
Balance at June 30, 2014	97,226	278,253	375,479

Accumulated Depreciation
Balance at January 1, 2013	3,942	18,846	22,788
Depreciation for the year	-	23,290	23,290
Depletion for the year	8,808	-	8,808
Disposals	-	(331)	(331)
Balance at December 31, 2013	12,750	41,805	54,555
Depreciation for the period	-	11,384	11,384
Depletion for the period	3,726	-	3,726
Balance at June 30, 2014	16,476	53,189	69,665

Carrying amounts
Balance at December 31, 2013	77,314	234,791	312,105
Balance at June 30, 2014	80,750	225,064	305,814

During the three and six month periods ended June 30, 2014, the Company did not remove any assets from its accounting records. During the six month periods ended June 30, 2013, the Company removed assets with a total cost of $4 from its accounting records that were no longer in use and incurred a loss of $1, which is reflected in the interim condensed consolidated statement of comprehensive (loss)/income. The Company’s property, plant and equipment in the Congo are pledged as security as part of the Company’s debt offering issued in March 2012 and the bank loans.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

13.	EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total

Cost	$	$	$	$	$	$
Balance as at January 1, 2013	22,679	10,021	44,848	15,471	2,694	95,713
Additions	5,916	5,030	5,422	5,531	108	22,007
Balance as at December 31, 2013	28,595	15,051	50,270	21,002	2,802	117,720
Additions	1,553	1,120	1,697	1,885	802	7,057
Balance as at June 30, 2014	30,148	16,171	51,967	22,887	3,604	124,777

There is approximately $20 of intangible exploration and evaluation expenditures as at June 30, 2014. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is a Congo subsidiary of the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

e.	Banro Congo Mining

The Company’s Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

14.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya project are as follows:

Namoya Mine
$
Cost
Balance as at January 1, 2013	170,225
Additions	166,978
Balance as at December 31, 2013	337,203
Additions	49,613
Pre-commercial production revenue	(6,411)
Balance as at June 30, 2014	380,405

Mines under construction are not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset.

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit period for purchases typically ranges from 30 to 120 days.

16.	DEFERRED REVENUE

Deferred revenue of $10,000 represents a prepayment arrangement involving a total of 9,348 ounces of gold to be delivered to Auramet Trading, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its Twangiza mine), in six equal monthly physical gold deliveries of 1,558 ounces each, from July 2014 to December 2014. There was an additional gold prepayment arrangement of $7,369 with Auramet in relation to 6,250 ounces of gold prepaid by Auramet during the month of December 2013, which was delivered in January 2014. In determining the appropriate recognition and presentation of the deferred revenue, the Company made judgments with regards to the arrangement with Auramet including the Company’s amount of expected future production, timing of expected future production, intent of the arrangement, and the option to settle in cash.

17.	BANK LOANS

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30,000 were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15,000, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility was made available to Twangiza Mining SARL, while the Ecobank facility was to Namoya Mining SARL. Both facilities have been fully drawn.

In May 2014, the Company restructured the $15,000 credit facility with Ecobank, which was made available to Namoya Mining SARL in February 2013. The restructuring of the agreement consisted of an extension of the term of the facility. The restructuring of the agreement represents a modification of the agreement and has been reflected in the current period. The Ecobank facility was renegotiated in May 2014 to be repayable in four equal quarterly payments from May 31, 2015.

The Rawbank facility (including accrued interest) was renegotiated in October 2013 to be repayable in ten equal monthly installments starting in April 2014.

In July 2013, an additional $3,000 credit facility was received from Rawbank. The loan bears interest of 10% and is repayable over 24 equal monthly installments starting in September 2013.

In September 2013, the Company received a $10 million credit facility from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 8% interest. The facility has been fully drawn. The BCDC loan was repayable, starting February 2014, in ten equal monthly installments of $1,000 and a final installment of $384. Subsequent to the first monthly installment, the remainder of the BCDC facility was renegotiated to be repayable in monthly installments of $500 for the remaining 16 months and final installment of $221. The interest rate was increased to 9.5% per annum.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

As of June 30, 2014, bank loans consisted of a current portion of $22,925 (December 31, 2013 - $29,250) and a non-current portion of $13,066 (December 31, 2013 - $13,250). During the three and six month periods ended June 30, 2014, $4,513 and $6,509, respectively, was repaid for principal on bank loans (three and six month periods ended June 30, 2013 - $10,000).

The Company has accrued interest on the credit facilities of $216 as of June 30, 2014 (December 31, 2013 - $419) under accrued liabilities in its interim condensed consolidated statement of financial position. The Company has recorded interest expense of $310 and $651, respectively, for the three and six month periods ended June 30, 2014 (three and six month periods ended June 30, 2013 - $341 and $570, respectively) and $653 and $1,157 was recorded in mine under construction for the three and six month periods ended June 30, 2014 (three and six month periods June 30, 2013 - $nil and $319) in relation to the bank loans.

18.	EMPLOYEE RETENTION ALLOWANCE

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2014, the Company had accrued a liability of $3,126 (December 31, 2013 - $2,777).

The following table summarizes information about changes to the Company’s employee retention allowance during the six month period ended June 30, 2014.

$
Balance at December 31, 2012	2,170
Additions	842
Payments to employees	(235)
Balance at December 31, 2013	2,777
Additions	582
Forfeitures	(172)
Payments to employees	(61)
Balance at June 30, 2014	3,126

19.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted liability using an interest rate in the Congo of 15%, a mine life of 11 years, and estimated future undiscounted liability of $9,060 (December 31, 2013 - $9,060). The provision for the Namoya Mine is calculated at the net present value of the future expected undiscounted liability using an interest rate in the Congo of 15%, a mine life plus expected time to reclaim land of 11 years, and estimated future undiscounted liability of $10,107 (December 31, 2013 - $10,107). For the three and six month periods ended June 30, 2014, the Company recorded an accretion expense of $73 and $255, respectively, (three and six month periods ended June 30, 2013 - $nil and $32) in the interim condensed statement of comprehensive (loss)/income. As at June 30, 2014, the Company recorded a provision for mine rehabilitation of $4,473 (December 31, 2013 - $4,218).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Twangiza	Namoya Mine	Total
	Mine
	$	$	$
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	129	-	129
Additions	1,117	2,195	3,312
Balance at December 31, 2013	2,023	2,195	4,218
Unwinding of the discount rate	91	164	255
Balance at June 30, 2014	2,114	2,359	4,473

20.	LONG-TERM DEBT

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at June 30, 2014, the fair value of the long-term debt is $126,175 (December 31, 2013 - $120,646) which is valued using a market approach and applying an indicated yield of 17.7% . For the three and six month periods ended June 30, 2014, the Company capitalized borrowing costs of $4,819 and $9,638 (three and six month periods ended June 31, 2013 – $4,700 and $9,401) to Mine under Construction and recognized $669 and $1,339 (three and six month periods ended June 30, 2013 - $653 and $1,266) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive (loss)/income. As of June 30, 2014, the Company included accrued interest on the long-term debt of $5,833 (December 31, 2013 - $5,833) under accrued liabilities in its interim condensed consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at June 30, 2014.

$
Balance at January 1, 2013	154,685
Accretion	3,914
Balance at December 31, 2013	158,599

Accretion	2,228
Balance at June 30, 2014	160,827

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due by period
		Less than one	One to three	Three to four	After four
	Total	year	years	years	years
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$52,500	$17,500	$35,000	$-	$-

21.	PREFERENCE SHARES

a)	Authorized

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”. All share amounts are presented in thousands.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production Level	Annual Dividend Yield
(ounces)%
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial liabilities through profit or loss for reporting purposes given that the shares are a derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at June 30, 2014, the Company has recognized the Preference Shares at their fair value of $30,211 (December 31, 2013 - $27,972). For the three and six month periods ended June 30, 2014, a loss of $362 and $2,239 was included in the interim condensed statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability (three and six month periods ended June 30, 2013 – gain of $3,379). The fair value of the Preference Shares was obtained by using a market approach.

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to Mine Under Construction.

The Company has elected to classify the Private Placement Preferred Shares as financial liabilities through profit or loss for reporting purposes given that the shares comprise multiple financial instruments, as defined by IFRS, which contain derivative financial instruments. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive (loss)/income. On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its consolidated statement of financial position. As at June 30, 2014, the Company has recognized the Private Placement Preferred Shares at their fair value of $39,192 (December 31, 2013 - $nil). For the three and six month periods ended June 30, 2014, a gain of $902 and $808 was included in the interim condensed consolidated statement of comprehensive (loss)/income for the change in fair value of the derivative financial liability. The fair value of the Private Placement Preferred Shares was obtained by using a market approach.

Issued and outstanding preference shares are as follows:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Number of	Fair Value
	Preference	on	Fair Value
	Shares	Issuance
	(in thousands)	$	$
Series A
Issued on April 25, 2013	116	2,900	2,900
Change in fair value during the year	-	-	(434)
Balance at December 31, 2013	116	2,900	2,466
Change in fair value during the period	-	-	197
Balance at June 30, 2014	116	2,900	2,663

Subco Shares*
Issued on April 25, 2013	1,200	30,000	30,000
Change in fair value during the year	-	-	(4,494)
Balance at December 31, 2013	1,200	30,000	25,506
Change in fair value during the period	-	-	2,042
Balance at June 30, 2014	1,200	30,000	27,548

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	-	20,000
Change in fair value during the period	-	-	(404)
Balance at June 30, 2014	20	-	19,596

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	-	20,000
Change in fair value during the period	-	-	(404)
Balance at June 30, 2014	20	-	19,596

Total Balance at December 31, 2013			27,972
Total Balance at June 30, 2014			69,403

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

22.	SHARE CAPITAL

a) Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of June 30, 2014, the Company had 252,101 common shares issued and outstanding (December 31, 2013 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance at Jan 1, 2013	201,882	$456,738

Shares issued for:
Cash	50,219	61,877
Balance at December 31, 2013	252,101	$518,615

Balance at June 30, 2014	252,101	$518,615

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 20, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of June 30, 2014, the Company had 8,400 Warrants outstanding (December 31, 2013 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015.

c)	Loss/Income per share

Loss/income per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six month periods ended June 30, 2014, amounting to 252,101 (three and six month periods ended June 30, 2013 – 238,304 and 220,194, respectively) common shares. Diluted loss/income per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and six month periods ended June 30, 2014 is 252,101 common shares (June 30, 2013 – 238,304 and 220,194 common shares, respectively).

23.	SHARE-BASED PAYMENTS

a)	Stock Option Plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

The following tables summarize information about stock options:

For the six month period ended June 30, 2014:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0.80 - 0.99	2,830	3,465	-	-	-	6,295	4.66	-	6,055
1.00 - 2.35	3,822	60	-	(300)	(1,740)	1,842	1.05	2,082	-
2.40 - 4.75	8,984	-	-	(681)	(50)	8,253	2.57	8,253	-
	15,636	3,525	-	(981)	(1,790)	16,390	2.27	10,335	6,055
Weighted Average Exercise Price (Cdn$)	3.26	0.80		3.39	2.17	2.85		3.99	0.89

For the six month period ended June 30, 2013:

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
1.10 - 2.35	4,003	-	-	-	-	4,003	1.72	4,003	-
2.40 - 4.75	10,616	-	-	(441)	-	10,175	3.86	6,205	3,970
	14,619	-	-	(441)	-	14,178	3.26	10,208	3,970
Weighted Average Exercise Price (Cdn$)	3.79	-	-	2.51	-	3.79	-	3.53	4.47

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the weekly share price over the life of the option, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 3,525 stock options granted during the six month period ended June 30, 2014. The assessed fair value, using the Black-Scholes option pricing model, stock options granted during the six-month period ended June 30, 2014 was a weighted average Cdn$0.16 per stock option.

The model inputs for stock options granted during the six month periods ended June 30, 2014 included:

Year ended	June 30, 2014
Risk free interest rate	1.05%
Expected life	3 years
Annualized volatility	76.27%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.16

During the three and six month periods ended June 30, 2014, the Company recognized in the interim condensed consolidated statement of comprehensive (loss)/income an expense of $187 and $251, respectively (three and six month periods ended June 30, 2013 –$921 and $2,600, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $41 and $103 for the three and six month periods ended June 30, 2014 (six month periods ended June 30, 2013 – $1,244) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs:

Exercise Price |(Cdn$)	Opening Balance	During the Year				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
$2.30	500	-	-	-	-	500	0.95	500	-
	500	-	-	-	-	500	0.95	500	-
Weighted Average Exercise Price (Cdn$)	2.30	-	-	-	-	2.30	-	2.30	-

The model inputs for SARs granted during the six month period ended June 30, 2013 included:

Period ended	June 30, 2013
Risk free interest rate	1.09%
Expected life	2 years
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	0.1880

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six month periods ended June 30, 2014, the Company recognized in the interim condensed consolidated statement of comprehensive (loss)/income a change in fair value of $13 and $16, respectively, (three and six month periods ended June 30, 2013 - $48) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

24.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company's future minimum operating lease commitments for office premises as at June 30, 2014 are as follows:

2014	$196
2015	331
2016	180
$707

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated losses, cash flow or financial position.

25.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

For the three months ended June 30, 2014

	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	26,534	-	-	-	26,534
Operating expenses	(21,977)	-	-	-	(21,977)
Gross earnings from operations	4,557	-	-	-	4,557

General and administrative and foreign exchange gain	(286)	-	-	(3,177)	(3,463)
Share-based payments	(13)	-	-	(161)	(174)
Transaction costs	-	-	-	(306)	(306)
Interest expense, net of interest income	(1,109)	-	(163)	(680)	(1,952)
Net earnings/(loss) from operations	3,149	-	(163)	(4,324)	(1,338)

Share of loss from investment in associate	-	-	-	(12)	(12)
Gain on investment, net of loss on disposition	-	-	-	48	48
Loss on disposition of property, plant, and equipment	-	-	-	-	-
Gain on change in fair value of derivative liability	-	-	-	(228)	(228)
Dividends on preferred shares	-	-	-	(1,468)	(1,468)
(Loss)/Income for the period	3,149	-	(163)	(5,984)	(2,998)

Capital expenditures	5,420	2,457	21,451	37	29,365

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended June 30, 2013

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	24,484	-	-	-	24,484
Operating expenses	(21,951)	-	-	-	(21,951)
Earnings from mine operations	2,533	-	-	-	2,533

Other expenses	(401)	-	-	(5,635)	(6,036)
Share-based payments	(547)	-	-	(374)	(921)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense	(595)	-	-	(398)	(993)
Earnings/(loss) from operations	990	-	-	(8,689)	(7,699)

Share of loss from investment in associate	-	-	-	(31)	(31)
Dilution gain on investment in associate	-	-	-	(74)	(74)
Gain on change in fair value of derivative liability	-	-	-	5,447	5,447
Dividends paid	-	-	-	(697)	(697)
Earnings/(loss)for the period	990	-	-	(4,044)	(3,054)

Capital Expenditures	9,043	5,970	43,833	-	58,846

For the six months ended June 30, 2014

	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	56,973	-	-	-	56,973
Operating expenses	(46,071)	-	-	-	(46,071)
Gross earnings from operations	10,902	-	-	-	10,902

General and administrative and foreign exchange gain	(611)	-	-	(4,614)	(5,225)
Share-based payments	35	-	-	(270)	(235)
Transaction costs	-	-	-	(1,210)	(1,210)
Interest expense, net of interest income	(2,181)	-	(163)	(1,290)	(3,634)
Net earnings/(loss) from operations	8,145	-	(163)	(7,384)	598

Share of loss from investment in associate	-	-	-	(29)	(29)
Gain on investment, net of loss on disposition	-	-	-	48	48
Loss on disposition of property, plant, and equipment	-	-	-	-	-
Gain on change in fair value of derivative liability	-	-	-	(2,114)	(2,114)
Dividends on preferred shares	-	-	-	(2,205)	(2,205)
(Loss)/Income for the period	8,145	-	(163)	(11,684)	(3,702)

Capital expenditures	8,769	7,057	43,202	50	59,078

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the six months ended June 30, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	57,653	-	-	-	57,653
Operating expenses	(44,166)	-	-	-	(44,166)
Earnings from mine operations	13,487	-	-	-	13,487

Other expenses	(755)	-	-	(6,909)	(7,664)
Share-based payments	(1,322)	-	-	(1,278)	(2,600)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense	(1,276)	-	-	(1,073)	(2,349)
Earnings/(loss) from operations	10,134	-	-	(11,542)	(1,408)

Share of loss from investment in associate	-	-	-	(52)	(52)
Dilution gain on investment in associate	-	-	-	(74)	(74)
Loss on disposition of property, plant, and equipment	-	-	-	(1)	(1)
Gain on change in fair value of derivative liability	-	-	-	5,447	5,447
Dividends paid	-	-	-	(697)	(697)
Earnings/(loss)for the period	10,134	-	-	(6,919)	3,215

Capital Expenditures	15,542	10,464	77,732	-	103,738

Certain items from the Company’s statements of financial position are as follows:

June 30, 2014
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	285,901	125,389	399,615	976	811,881
Total assets	324,122	126,667	408,647	1,726	861,162
Provision for closure and reclamation	(2,114)	-	(2,359)	-	(4,473)
Long-term debt	-	-	-	(160,827)	(160,827)
Long-term portion of bank loan	-	-	(13,066)	-	(14,045)

December 31, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	288,886	119,546	358,525	1,358	768,315
Total assets	330,688	121,133	367,720	2,492	822,033
Provision for closure and reclamation	(2,023)	-	(2,195)	-	(4,218)
Long-term debt	-	-	-	(158,599)	(158,599)
Long-term portion of bank loan	-	-	(13,250)	-	(13,250)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Geographic segmentation of non-current assets is as follows:

June 30, 2014
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment	Total
	$	$	$	$	$
Congo	305,704	380,405	124,797	-	810,906
Canada	110	-	-	865	975
	305,814	380,405	124,797	865	811,881
December 31, 2013
	Property, Plant	Mine Under	Exploration and	Investment in
	and Equipment	Construction	Evaluation	Associate	Total
Congo	312,014	337,203	117,740	-	766,957
Canada	91	-	-	1,267	1,358
	312,105	337,203	117,740	1,267	768,315

26.	PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the three and six month periods ended June 30, 2014 and 2013 are as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Raw materials and consumables	(8,839)	(7,562)	(17,148)	(14,901)
Salaries	(3,474)	(3,983)	(6,970)	(8,073)
Contractors	(1,638)	(2,691)	(4,816)	(5,046)
Other overhead	(2,255)	(332)	(4,218)	(3,531)
Inventory adjustments	774	(697)	(1,983)	(189)
	(15,432)	(15,265)	(35,135)	(31,740)

27.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Salaries and employee benefits	(733)	(4,199)	(1,460)	(4,762)
Consulting, management, and professional fees	(429)	(262)	(553)	(549)
Office and sundry	(297)	(227)	(692)	(627)
Depreciation	(17)	(12)	(31)	(25)
Other	(1,948)	(698)	(2,458)	(1,270)
	(3,424)	(5,398)	(5,194)	(7,233)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

28.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, bank indebtedness, accounts payable, accrued liabilities, and balances due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

				June 30, 2014

		Quoted prices in active		Significant other		Significant other
		markets for identical assets		observable inputs		unobservable inputs
		(Level 1)		(Level 2)		(Level 3)

	$		$		$
Financial assets
Investment		865		-		-
Put Options		-		18		-

Financial liabilities
Preference shares		-		30,211		-
Private Placement Preferred Shares		-		39,192		-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars, European euros and the Kenyan shilling.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at June 30, 2014.

	Canadian Dollar	South African Rand	Congolese Franc	British Pound	Australian Dollar	European Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	29	-	116,388	-	-	-
Short-term investments	272	-	-	-	-	-
Prepaid expenses	79	-	-	-	-	-
Accounts payable	(2,912)	(71,427)	-	(64)	(103)	(311)
Retention allowance	(802)	-	-	-	-	-
Total foreign currency financial assets and liabilities	(3,334)	(71,427)	116,388	(64)	(103)	(311)
Foreign exchange rate at June 30, 2014	0.9372	0.0945	0.0011	1.7048	0.9439	1.3651
Total foreign currency financial assets and liabilities in US $	(3,125)	(6,750)	128	(109)	(97)	(425)
Impact of a 10% variance of the US $ on net earnings	(312)	(675)	13	(11)	(10)	(42)

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2014 and December 31, 2013 is as follows:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	June 30,	December 31,
	2014	2013
	$	$
Cash and cash equivalents	6,460	4,452
Advances and accounts receivable	9,262	8,821
	15,722	13,273

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. Excluding long-term debt, preferred shares, and one bank loan, all other financial obligations of the Company including bank indebtedness of $6,291, accounts payable of $69,404, accrued liabilities of $13,114, bank loan of $22,925, and balances due to related parties of $824 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net (loss)/income	(2,998)	(3,054)	(3,702)	3,215
Impact of a 10% weakening of the spot price of gold	(2,653)	(2,448)	(5,697)	(5,765)
Net (loss)/income after impact	(5,651)	(5,502)	(9,399)	(2,550)

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six month periods ended June 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company purchased put options to sell 54,000 ounces of gold at a price of $1,200 per ounce with monthly expiries during the six period from March 31, 2014 to August 31, 2014 (See Note 9 – Put options).

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30,	December 31,
	2014	2013
	$	$
Preference shares	69,403	27,972
Long term debt	160,827	158,599
Share capital	518,615	518,615
Warrants	13,356	13,356
Contributed surplus	42,133	41,793
Deficit	(86,395)	(82,693)
	717,939	677,642

29.	NON-CASH TRANSACTIONS

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

		Three-month periods ended		Six-month periods ended

	Note	June 30,	June 30,	June 30,	June 30,
		2014	2013	2014	2013
		$	$	$	$
Depreciation included in exploration and evaluation assets	13	53	216	275	431
Depreciation included in mine under construction assets	14	1,927	1,520	3,793	2,984
Share-based compensation included in exploration and evaluation assets	23	47	134	85	426
Share-based compensation included in mine under construction assets	23	2	306	27	778
Employee retention allowance	18	281	356	410	504